FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

The financial statements included in the press release attached as Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Announces Q4 2007 Preliminary Unaudited Operating Results. Dated February 27, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	MIND CTI Announces Q4 2007 Preliminary Unaudited Operating Results. Dated February 27, 2008.

Exhibit 1

MIND CTI Announces Q4 2007 Preliminary Unaudited Operating Results

Discusses Auction Preferred Investments

Board Declares Cash Dividend

Yoqneam, Israel, February 27, 2008 - MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced preliminary unaudited operating results for the fourth quarter and year ended December 31, 2007.

Operating Highlights of Q4 2007

  Revenues were $5.6 million, representing a 10% increase over the fourth quarter of 2006, and 38% increase over the third quarter of 2007.
  Operating income, excluding amortization of intangible assets and equity-based compensation expense, was $395 thousand, or 7% of revenue.
  GAAP operating income was $157 thousand, or 3% of revenue.

Year 2007 Operating Highlights

  Revenues were $18.4 million, compared with $20.1 million in 2006.
  Operating income, excluding amortization of intangible assets and equity-based compensation expense, was $2 million.
  GAAP operating income was $1.3 million, compared with $2.5 million in 2006.
  Cash flow from operating activities was $4.7 million.

Revenue Distribution for Q4 2007
Sales in the Americas represented 36% and sales in Europe represented 52% of total revenue. Revenue from our customer care and billing software totaled $4.7 million, while revenue from our enterprise call management software was $852 thousand. The revenue breakdown from our business lines of products was $1.6 million, or 28% from licenses and $4.0 million, or 72% from maintenance and additional services.

Revenue Distribution for Full Year 2007
Sales in the Americas represented 42% and sales in Europe represented 43% of total revenue. Revenue from our customer care and billing software totaled $15.4 million, while revenue from our enterprise call management software was $3 million. The revenue breakdown from our business lines of products was $5.9 million, or 32% from licenses and $12.5 million, or 68% from maintenance and additional services.

Two New Wins
MIND has been selected by a wireless communications service provider in the US to support its unique model for mobile solutions thanks to its product flexibility and openness in managing innovative needs. This is a five-year agreement for managed services (extended maintenance and enhanced support services that include performing day-to-day operational billing tasks).

The MIND solution that will be deployed includes consolidated billing, customer care, order management, inventory, provisioning and mediation.

The second win is with a provider of both wireless and wireline services in the US. As a first phase MIND was chosen to perform billing and customer care for the new offering of the wireless services. This new win is for the fix line operation, where the consolidated MIND billing, customer care, order management and inventory platform will be deployed to replace legacy systems for voice, data and corporate services. The MIND platform, once fully rolled out, should provide a unified view of all customers and services across all offerings.

Monica Eisinger, Chairperson and CEO, commented: "We are pleased to announce these two new important wins. These wins reflect our strengthening presence in the US market, both in the mobile and the wireline industry. We believe that our innovative solutions and reputation of on-time successful implementations will help us win additional contracts in the near future."

Auction Rate Investments
As has been widely described in the world financial press, recent uncertainties in the credit markets have adversely affected the liquidity of auction rate securities as potential buyers have been unwilling to purchase these securities, many of which are guaranteed by insurers adversely affected by the existing conditions in the mortgage securities market. While the liquidity of these investments has been significantly impacted by these conditions, we continue to receive interest payments every 28 days. We are not able to predict whether conditions in the market for these securities will worsen or improve. As of December 31, 2007, we have a total of $20.3 million invested in asset backed auction rate securities and $12.4 million in cash and cash equivalents. As a result of the conditions summarized above, we have been unable to obtain third-party valuations for these securities in a cost-effective and timely manner. The complexity of the valuation is derived by the fact that this security is collateralized by 126 structured finance transactions. We plan to complete an independent valuation in the second quarter, prior to the publication of our audited financial statements. Such valuation may require a charge to earnings for Q4 2007 and 2007 to reflect a material impairment of our long-term investments. However, we believe we have sufficient cash resources to withstand the likely effects of the illiquidity of our auction rate securities on our operations.

On February 20, 2008, we filed a Statement of Claim with the Financial Industry Regulatory Authority and commenced an arbitration against the international bank and certain employees thereof that invested these funds on behalf of the Company. The claim alleges, among other things, that the bank was supposed to invest the funds in highly liquid, highly safe, 28-day auction-rate securities, but -- without the Company's authorization -- invested the funds in collateralized debt obligations (CDOs). In particular, the claim alleges that the bank invested the funds in a security called "Mantoloking CDO" without telling the Company that this was a CDO investment until after the purchase had already occurred. The claim also describes how, after the fact, the bank advised that the security, which has a stated maturity date in the year 2046, had been rolled "due to failed auction."

The Company's claim includes causes of action for fraud, violation of various NASD rules (including the NASD's suitability rule), violation of Section 10(b) of the U.S. Securities Exchange Act and SEC Rule 10b-5, negligent misrepresentation, breach of fiduciary duty, conversion, misappropriation and breach of contract. The claim seeks, among other things, damages and other relief from all of the respondents, including return of all the funds plus compensatory and punitive damages. We intend to pursue the arbitration vigorously. The arbitration, however, has just begun and no predictions of possible outcomes can be made at this time.

Dividend Distribution
On November 5, 2007 the Board of Directors resolved that the Company should seek the court approval formally required in order to enable a distribution in an amount similar to previous years. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution in order to ensure that the Company's creditors are not harmed by the action. Following the receipt of approval from the District Court of Haifa, on February 26, 2008 the Board declared a cash dividend of $0.20 per share before withholding tax. According to the pre-ruling from the Israeli Tax Authority, tax will be withheld at a rate of 20%. This pre-ruling applies only to this particular dividend and not to future dividends, if any.

The record date for the dividend will be March 18, 2008 and the payment date will be April 2, 2008.

Appointment of New CFO
MIND also announced today the appointment of Rafi Wiesler, 56, as the Company's new Chief Financial Officer (CFO). Mr. Wiesler replaces Oren Bryan who served at MIND since 2005 and as CFO since mid 2006 and who now intends to pursue other business opportunities. Rafi held a number of key positions, including CFO of VocalTec Ltd. (NASDAQ:VOCL), which specializes in VoIP, CFO of Tdsoft Communications Ltd., and VP Finance and Procurement at Lebanon Steel Corp, a U.S. company headquartered in Pennsylvania. He currently serves as a Director of a company owned by Bank "Otzar HaChayal". Rafi holds a B.A. degree in Economics and Psychology from Haifa University and an M.B.A. degree from Tel Aviv University.

Monica Eisinger commented on the appointment: "We thank Oren for his contribution and we welcome Rafi, a veteran and accomplished executive, to our management team and we believe that his financial experience will benefit the company."

Conference Call Information
MIND will host a conference call on February 27, at 10:30 a.m., Eastern Standard Time, to discuss the Company's fourth quarter 2007 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for Wireless, Wireline, VoIP and Quad-play carriers worldwide. A global company, with over ten years of experience in providing solutions to carriers, MIND operates from offices in Europe, Israel and the United States, serving customers in more than 40 countries around the world. For more information, visit MIND at: www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com